VIA EDGAR

May 16, 2011

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Quest Software, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 000-26937

Dear Ms. Collins:

On behalf of Quest Software, Inc. (“Quest” or the “Company”), we are responding to the additional comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 2, 2011, with respect to Quest’s Form 10-K for the Fiscal Year Ended December 31, 2010. The comments have been replicated in italics below for the Staff’s convenience.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal Years Ended December 31, 2010 and 2009 Revenues, page 30

1. We note from your response to prior comment 2 that you continue to believe a renewal rate metric would not convey meaningful or accurate information for the reasons set forth in your response to comment 2 in your letter dated July 16, 2009. However, our previous comment addressed the application of the factors noted in your July 16, 2009 response letter to your current operations.

Specifically, we indicated that the term licenses referred to in your prior response do not appear to comprise a significant portion of your operations and accordingly it is unclear how your discussion of term license maintenance renewals supports your inability to provide maintenance renewals for your perpetual licenses. Please explain further. In addition, as previously requested, explain further how the period in which a customer renews their maintenance contract would impact your ability to provide a meaningful discussion of the percentage of customers that renew their maintenance agreement.

As discussed on our telephone conference with the SEC staff on May 10, 2011, our MD&A statements regarding maintenance revenues are designed to inform the reader of a trend in recent years as it has comprised a more pronounced component of our total revenues. The statements are also meant to convey the demonstrable influence that maintenance renewals have on the maintenance revenue growth rate. Thus, we believe that readers of our filings should be aware of this trend within our business and the impact on the maintenance revenue growth rate which is a derivative from customer renewals of their maintenance agreements. For numerous reasons, we are not able to provide a consistently calculated, meaningful, or transparent measure of the extent to which our customers renew their maintenance agreements through a “renewal rate” that would give readers a reliable measure for period-to-period comparisons. Among these reasons are factors noted in our July 16, 2009 response letter and reiterated below:

•

Although many of our customers purchase perpetual licenses under which maintenance can be renewed annually, some of our customers purchase term licenses for several years. Within the construct of a term license, maintenance is embedded for multiple years and therefore such term license transactions do not produce maintenance renewals on a recurring basis. A “renewal rate” would fail to account for such term licenses.

•

Our customers sometimes renew maintenance in periods other than the periods in which the maintenance is actually due for renewal. Some customers purchase products within different periods and ask us to bundle the maintenance renewal period on these various products at a single point in time, while the maintenance would otherwise be due for renewal at separate points in time. A “renewal rate” would not capture this dynamic.

•

We have been and may continue to be acquisitive, and generally acquire a number of companies each year. These newly acquired companies are incorporated into our maintenance renewals process and systems infrastructure on a prospective basis with tracking of renewals and prior period comparisons established over time. We are not able to determine an immediate “renewal rate” for such companies post-acquisition.

For these reasons and others, providing a “renewal rate” for our company would require a host of accompanying footnotes, exceptions, qualifications and explanations that would overwhelm the accuracy and usefulness of such a figure and would likely confuse the reader.

Income Tax Provision, page 33

2. We note from your response to prior comment 3 that the change associated with your lower income tax jurisdictions was not a material driver in the effective rate change and that your operations in such jurisdictions have not materially changed in recent periods. However, we still believe it would be useful for investors to understand which regions had the most significant impact on lowering your effective tax rate and how potential changes in such countries’ operations may impact your results of operations. Please tell us which region(s) had the most significant impact on your effective tax rate and confirm that you will revise to disclose such information in future filings.

Our effective income tax rate is subject to changes as a result of shifts of taxable income earned by entities in jurisdictions which have a range of significantly differing income tax rates. The effective income tax rate is also subject to shifts of net operating losses that cannot be benefited between certain jurisdictions. Our effective income tax rate is more sensitive to shifts of income between our Americas and EMEA regions and more specifically between our United States and Irish operating entities. This is primarily due to the disparity in the income tax rates between these jurisdictions. Accordingly, an increase or decrease in the ratio of income earned by our U.S. operating entities compared to the income before taxes earned by our non-U.S. operating entities, most notably our Irish operating entities, may cause a corresponding increase or decrease in the overall effective tax rate.

We confirm that we will disclose the region(s) which has the most significant impact on our effective tax rate in future filings.

* * * *

In addition, Quest acknowledges:

•	Quest is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Quest may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (949) 754-8023, if you have any questions or would like any additional information regarding this matter.

QUEST SOFTWARE, INC.

By:	/s/ David P. Cramer
David P. Cramer
Vice President, General Counsel and Secretary

Cc: Robert Benton, Staff Accountant

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